Exhibit 8.1

LAW OFFICES

ELIAS, MATZ, TIERNAN & HERRICK L.L.P.

12TH FLOOR

734 15TH STREET, N.W.

WASHINGTON, D.C. 20005

TELEPHONE: (202) 347-0300

FACSIMILE: (202) 347-2172

WWW.EMTH.COM

November 10, 2004

VIA EDGAR

Board of Directors

Home Federal Savings and Loan Association

Home Federal Mutual Holding Company of Louisiana

Home Federal Bancorp, Inc. of Louisiana

624 Market Street

Shreveport, Louisiana 71101

Re:	Mutual Holding Company Formation and Stock Issuance

Gentlemen:

We have acted as special counsel to Home Federal Savings and Loan Association, a Federally-chartered mutual savings and loan association (the “Association”), in connection with the proposed conversion of the Association from a mutual savings and loan association to a Federally-chartered stock savings and loan association (the “Stock Association”) and the substantially concurrent formation of Home Federal Mutual Holding Company of Louisiana, a Federally-chartered mutual holding company (the “Mutual Holding Company”) which will acquire the stock of the Stock Association and subsequently contribute the Stock Association’s stock to Home Federal Bancorp, Inc. of Louisiana (the “Stock Holding Company”). At your request, and pursuant to the Stock Holding Company’s Registration Statement on Form SB-2 filed with the Securities and Exchange Commission, we are rendering our opinion concerning the material federal income tax consequences of the Association’s proposed conversion to the stock form, the organization of the Mutual Holding Company and the related stock issuance.

For the purposes of this opinion, we have examined such documents and questions of law as we have considered necessary and appropriate, including but not limited to the Plan of Reorganization From Mutual Savings And Loan Association To Mutual Holding Company (the “Plan of Reorganization”) as adopted by the Association’s Board of Directors on April 14, 2004 and the related Plan of Stock Issuance (the “Plan of Stock Issuance”) as adopted by the Association’s Board of Directors on April 14, 2004, as amended, as well as certain other documents relating to the

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November 10, 2004

transactions contemplated by the Plan of Reorganization and the Plan of Stock Issuance (collectively, the “MHC Reorganization”). Unless otherwise defined, all capitalized terms used but not defined herein have the meanings given to such terms in the Plan of Reorganization and/or the Plan of Stock Issuance (the Plan of Reorganization and the Plan of Stock Issuance are hereinafter referred to collectively as the “Plans”).

In our examination of documents, we have assumed the authenticity of those documents submitted to us as certified, conformed or reproduced copies. As to matters of fact which are material to this opinion, we have relied upon the accuracy of the factual matters set forth in the Stock Holding Company’s Registration Statement on Form SB-2 as well as the representations provided to us by the Association in its letter to us of even date herewith.

In issuing our opinions, we have assumed that the Plans have been validly authorized and have been approved and adopted by the Board of Directors of the Association at a meeting duly called and held; that the Association will comply with the terms and conditions of the Plans, and that the various representations and warranties which are provided to us are accurate, complete, true and correct. Accordingly, we express no opinion concerning the effect, if any, of variations from the foregoing. We express no opinion concerning tax matters relating to the MHC Reorganization under state or local tax laws.

In issuing the opinions set forth below, we have referred solely to existing provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed Treasury Regulations thereunder, current administrative rulings, notices and procedures and court decisions. Additionally, we reviewed certain Internal Revenue Service (the “IRS”) rulings which analyze transactions similar in form and are based upon fact patterns substantially identical to the transaction contemplated herein. See Private Letter Ruling (the “PLR”) 200121054 (February 26, 2001); PLR 200051006 (September 8, 2000); and PLR 200118011 (January 29, 2001). Such laws, regulations, administrative rulings, notices and procedures and court decisions are subject to change at any time. Any such change could affect the continuing validity of the opinions set forth below. This opinion is as of the date hereof, and we disclaim any obligation to advise you of any change in any matter considered herein after the date hereof.

In rendering our opinions, we have assumed that the activities of the persons and entities identified in the Plans will be conducted strictly in accordance with the Plans. Any variations may affect the opinions we are rendering.

We emphasize that the outcome of litigation cannot be predicted with certainty and, although we have attempted in good faith to opine as to the probable outcome of the merits of each tax issue with respect to which an opinion was requested, there can be no assurance that our conclusions are correct or that they would be adopted by the IRS or a court.

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November 10, 2004

BACKGROUND

As a Federally-chartered mutual savings and loan association, the Association, in mutual form, has no authorized capital stock. Holders of its Deposit Accounts possess certain liquidation and other rights in the Association (the “Account Holders”). In the event of liquidation, Account Holders have the right to share pro rata in any liquidation proceeds distributed. All interests held by Account Holders of the Association cease when such members close their accounts.

Pursuant to the Plan of Reorganization, the Stock Holding Company has been incorporated under Federal law for the purpose of serving as the Association’s “mid-tier” holding company. Immediately following the MHC Reorganization, the Stock Holding Company will have no significant assets other than the outstanding capital stock of the Stock Association, the net proceeds (after deducting any amounts infused into the Stock Association, certain expenses associated with the Offering and amounts used to fund the Employee Stock Ownership Plan (the “ESOP”)) of the Offerings retained by the Stock Holding Company, and a note receivable from the ESOP. The Stock Holding Company’s principal business will be overseeing the business of the Association and investing the portion of the net proceeds retained by it.

Further, the Association will organize the Mutual Holding Company as a federal mutual holding company with the powers set forth in its proposed charter and bylaws. All depositors who have liquidation rights with respect to the Association as of the effective date of the MHC Reorganization will continue to have such rights solely with respect to the MHC. In addition, all persons who become depositors of the Stock Association subsequent to the MHC Reorganization also will have such liquidation rights with respect to the MHC. Liquidation rights will continue so long as a depositor continues to hold a deposit account with the Stock Association.

The Mutual Holding Company’s principal assets will be the shares of the Stock Holding Company’s common stock (the “Common Stock”) received pursuant to the Plan of Reorganization and monies received as its initial capitalization. Immediately after consummation of the Plan of Reorganization, it is expected that the Mutual Holding Company will not engage in any business activity other than its investment in, and control of, more than a majority of the shares of Common Stock of the Stock Holding Company. The Mutual Holding Company will be a mutual corporation chartered under federal law and regulated by the Office of Thrift Supervision (the “OTS”).

We note that the subscription rights discussed below will be granted at no cost to the recipients, will be legally non-transferable and of short duration, and will provide the recipients with the right only to purchase shares of Common Stock at the same price to be paid by members of the general public in any Community Offering, with the aggregate price to be paid for the shares of Common Stock being issued being equal to the value determined by an independent appraiser. We also note that RP Financial, LC. has issued an opinion dated August 27, 2004 stating that the subscription rights will have no ascertainable market value. In addition, no cash or property will be given to eligible subscribers in lieu of non-transferable subscription rights or to eligible subscribers who fail to exercise such rights. As a result, at the time the subscription rights are granted, we

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November 10, 2004

believe that it is more likely than not that the nontransferable subscription rights to purchase Common Stock will have no ascertainable value.

PROPOSED TRANSACTION

For what are represented to be valid business purposes, the Association’s Board of Directors has decided to convert to a mutual holding company structure pursuant to the regulations of the OTS and applicable federal law. Pursuant to the Plan of Reorganization, the following steps will occur:

(i)	The Association will organize an interim federal stock savings association as a wholly owned subsidiary (“Interim One”);

(ii)	Interim One will organize an interim federal stock savings association as a wholly owned subsidiary (“Interim Two”); and

(iii)	Interim One will organize a federal stock corporation (the “Stock Holding Company”) as a wholly owned subsidiary of Interim One.

The following transactions will occur substantially simultaneously:

(iv)	The Association will convert to stock form and exchange its mutual charter for a federal stock savings and loan association charter (the “Stock Association”), and such charter conversion is hereinafter referred to as the “Association Conversion.”

(v)	The shares of Interim One will be cancelled and its charter will be exchanged for a federal mutual holding company charter (the “Mutual Holding Company”);

(vi)	Interim Two will merge with and into the Stock Association, with the Stock Association surviving as a subsidiary of the Mutual Holding Company (the “Merger”). In connection with the merger, the shares of Interim Two common stock owned by the Mutual Holding Company prior to the merger shall be converted into and become shares of Stock Association common stock;

(vii)	The depositors of the Association as of the effective date of the MHC Reorganization (as defined below) will exchange their ownership interests in the Stock Association for liquidation and other interests in the Mutual Holding Company. Members of the Association (and persons who become depositors of the Stock Association after the MHC Reorganization) will hold all of the liquidation and other interests in the Mutual Holding Company as long as they maintain deposit accounts in the Stock Association;

(viii)	The Mutual Holding Company will transfer all of the outstanding shares of the Stock Association to the Stock Holding Company, its wholly owned subsidiary; and

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November 10, 2004

(ix)	Immediately following the contribution set forth in subparagraph (viii) above, the Stock Holding Company will, subject to the provisions of the Plan of Reorganization and the Plan of Stock Issuance, sell approximately 40% of its Common Stock in a Subscription Offering and, if applicable, a Community Offering and, if necessary, a Syndicated Community Offering (as such terms are defined in the Plan of Stock Issuance and collectively referred to as the “Offering”).

Those persons who, as of the date of the Association Conversion (the “Effective Date”), hold depository rights with respect to the Association will thereafter have such rights solely with respect to the Stock Association. Each deposit account with the Association at the time of the MHC Reorganization will become a deposit account in the Stock Association in the same amount and upon the same terms and conditions. All new depositors of the Stock Association after the completion of the MHC Reorganization will have liquidation and other rights solely with respect to the Mutual Holding Company so long as they continue to hold deposit accounts with the Stock Association.

The shares of Interim Two common stock owned by the Mutual Holding Company prior to the MHC Reorganization shall be converted into and become shares of common stock of the Stock Association on the Effective Date. As a result, following the Mutual Holding Company’s contribution of such shares to the Stock Holding Company, the Stock Association will be a wholly owned subsidiary of the Stock Holding Company, which will be a subsidiary of the Mutual Holding Company. The Mutual Holding Company will not have any authorized capital stock.

The Stock Holding Company will have the power to issue shares of capital stock (including common and preferred stock) to persons other than the Mutual Holding Company. So long as the Mutual Holding Company is in existence, however, the Mutual Holding Company must own at least a majority of the voting stock of the Stock Holding Company.

Under the Plan of Stock Issuance and in accordance with regulations of the OTS, the shares of Common Stock will first be offered through the Subscription Offering pursuant to non-transferable rights on the basis of preference categories in the following order of priority:

(1)	Eligible Account Holders;

(2)	Tax-Qualified Employee Stock Benefit Plans;

(3)	Supplemental Eligible Account Holders; and

(4)	Other Members.

Any shares of Common Stock not subscribed for in the Subscription Offering may be offered in a Community Offering and, if necessary, a Syndicated Community Offering.

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November 10, 2004

OPINIONS

Based on the forgoing and in reliance thereon, and subject to the conditions, facts, representations and assumptions set forth herein, we are of the opinion that:

With respect to the Association Conversion and the Merger:

1.	The Association Conversion is a mere change in identity and form and therefore qualifies as a reorganization within the meaning of Section 368(a)(1)(F) of the Code. See Rev. Rul. 80-105, 1980-1 C.B. 78.

2.	No gain or loss will be recognized by the Association or the Stock Association in the Association Conversion. See Code Sections 361(a) and 357(a).

3.	The Stock Association’s holding period for the assets received from the Association will include the period during which such assets were held by the Association. See Code Section 1223(2).

4.	The Stock Association’s basis in the assets of the Association will be the same as the basis of such assets in the hands of the Association immediately prior to the proposed transaction. See Code Section 362(b).

5.	The Stock Association will succeed to and take into account the Association’s earnings and profits, as of the date of the proposed transaction. See Code Section 381.

With respect to the contribution of ownership interests in the Stock Association to the Mutual Holding Company for membership interests in the Mutual Holding Company (the “351 Transaction”):

6.	The exchange of ownership interests in the Stock Association for membership interests in the Mutual Holding Company will constitute a tax-free exchange of property solely for voting “stock” pursuant to Section 351 of the Code. Membership interests in the Mutual Holding Company will be treated as “stock” within the meaning of Code Section 351(a).

7.	No gain or loss will be recognized by mutual interest holders of the Association on the transfer of their ownership interests in the Association solely for a constructive ownership interest in the Stock Association followed by an exchange of their ownership interests in the Stock Association solely for membership interests in the Mutual Holding Company. (Code Section 351 (a)).

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8.	The basis in the liquidation and other interests of the Mutual Holding Company received in the transaction will be the same as the basis of the property transferred in exchange therefor. See Code Section 358(a)(1).

9.	The Mutual Holding Company will recognize no gain or loss upon the receipt of property from the depositors of the Stock Association in exchange for liquidation and other interests in the Mutual Holding Company. See Code Section 1032(a).

10.	The Mutual Holding Company’s basis in the property received from the depositors of the Stock Association will be the same as the basis of such property in the hands of the depositors of the Stock Association immediately prior to the 351 Transaction. See Code Section 362(a).

With respect to the transfer of the Stock Association’s common stock by the Mutual Holding Company to the Stock Holding Company (the “Secondary 351 Transaction”) and cash contributions from the Stock Holding Company to the Stock Association:

11.	The transfer by the Mutual Holding Company of the common stock of the Stock Association, a wholly owned subsidiary, to its other wholly owned subsidiary, the Stock Holding Company, will constitute a tax-free exchange of property solely for stock pursuant to Code Section 351. The Mutual Holding Company will not receive additional shares of Common Stock in this exchange because, at the time of the contribution, the Mutual Holding Company will already own all of the outstanding shares of Common Stock of the Stock Holding Company and the issuance of additional shares of Common Stock would have no substantive effect.

12.	The Mutual Holding Company will recognize no gain or loss upon the transfer of Stock Association common stock to the Stock Holding Company. See Code Section 351(a).

13.	The Stock Holding Company will recognize no gain or loss on its receipt of Stock Association common stock. See Code Section 1032(a).

14.	The Stock Holding Company’s basis in the Stock Association common stock will equal the basis of the Stock Association common stock in the Mutual Holding Company’s hands immediately before the contribution. See Code Section 362(a).

15.	The Stock Holding Company’s holding period for the shares of Stock Association common stock received from the Mutual Holding Company will include the period that the Mutual Holding Company held, or is deemed to have held, the shares. See Code Section 1223(2).

16.	No gain or loss will be recognized by the Stock Association upon its receipt of money from the Stock Holding Company. See Code Section 1032(a). The Stock

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Holding Company will not receive additional shares of Stock Association common stock in exchange for any such money received because the issuance of additional Stock Association common stock to the Stock Holding Company would be meaningless since it already owns all the Stock Association common stock. The Stock Holding Company will be transferring solely cash to the Stock Association and therefore will not recognize any gain or loss upon such transfer. See Code Section 351(a); Rev. Rul. 69-357, 1969-1 C.B. 101.

17.	No gain or loss will be recognized by the Stock Holding Company upon its receipt of money in exchange for shares of its Common Stock. See Code Section 1032(a).

With respect to the depositors of the Association and the issuance of Common Stock pursuant to the Plan of Stock Issuance:

18.	No gain or loss will be recognized by Eligible Account Holders, Supplemental Eligible Account Holders and Other Members of the Association upon the issuance to them of deposit accounts in the Stock Association in the same dollar amount and on the same terms and conditions in exchange for their deposit accounts in the Association held immediately prior to the MHC Reorganization. See Code Section 1001(a); Treas. Reg. Section 1.1001-1(a).

19.	The tax basis of the deposit accounts of the Eligible Account Holders, Supplemental Eligible Account Holders and Other Members in the Stock Association received as part of the MHC Reorganization will equal the tax basis of such account holders’ corresponding deposit accounts in the Association surrendered in exchange therefor. See Code Section 1012.

20.	As described in more detail in the carryover paragraph on pages 3 to 4 of this opinion, Elias, Matz, Tiernan & Herrick L.L.P. believes that it is more likely than not that the non-transferable subscription rights to purchase common stock will have no ascertainable value. Based on such belief, the tax basis of the shares of common stock acquired in the offering will equal the purchase price of such shares.

21.	The holding period of the Common Stock acquired pursuant to the exercise of subscription rights will commence on the date on which the subscription rights are exercised. See Code Section 1223(6). The holding period of the Common Stock acquired in the Community Offering will commence on the date following the date on which such stock is purchased. See Rev. Rul. 70-598, 1970-2 C.B. 168; Rev. Rul. 66-97, 1966-1 C.B. 190.

We note that the issue of whether or not the subscription rights have value is dependent upon all of the facts and circumstances that occur. We further note that in PLR 9332029, the IRS was requested to address the federal tax treatment of the receipt and exercise of non-transferable

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subscription rights in another conversion, and the IRS declined to express any opinion. If the non-transferable subscription rights to purchase Common Stock are subsequently found to have an ascertainable market value greater than zero, income may be recognized by various recipients of the non-transferable subscription rights (in certain cases, whether or not the rights are exercised) and the Mutual Holding Company, Stock Holding Company and/or the Association may be taxed on the distribution of the non-transferable subscription rights under Section 311 of the Code. In this event, the nontransferable subscription rights may be taxed partially or entirely at ordinary income tax rates.

* * *

The opinions expressed above are limited to the income tax consequences of the MHC Reorganization under current Federal tax laws. Further, our opinions are based upon research of the Code, applicable Treasury Regulations, current published administrative decisions of the IRS, existing judicial decisions as of the date hereof and representations made by the Association’s management. No assurance can be given that legislative, administrative or judicial decisions or interpretations may not be forthcoming that will significantly change the opinions set forth herein. We express no opinions other than those stated immediately above as our opinions.

We hereby consent to the filing of this opinion as an exhibit to the Association’s Form MHC-1 and MHC-2 Notice of Mutual Holding Company Reorganization and Application for Approval of a Minority Stock Issuance by a Savings Association Subsidiary of Mutual Holding Company as filed with the OTS and to the Stock Holding Company’s Registration Statement on Form SB-2 as filed with the Securities and Exchange Commission. We also consent to the references to our firm in the Prospectus contained in the Forms MHC-1 and MHC-2 and Form SB-2 under the captions “Tax Aspects” and “Legal and Tax Opinions,” and to the summary of our opinion in such Prospectus.

Very truly yours, ELIAS, MATZ, TIERNAN & HERRICK L.L.P.

By:	/s/ Raymond A. Tiernan
Raymond A. Tiernan, a Partner